UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

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TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

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TEREOS INTERNACIONAL S.A.

(Name of Subject Company)

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N/A

(Translation of Subject Company’s Name into English (if applicable))

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Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

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TEREOS INTERNACIONAL S.A.

(Name of Person(s) Furnishing Form)

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Common Shares

 (Title of Class of Subject Securities)

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N/A

(CUSIP Number of Class of Securities (if applicable)

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Marcus Erich Thieme

Investor Relations Officer

Avenida Brigadeiro Faria Lima, 201, 11th floor

Pinheiros - São Paulo

05426-100

Brazil

Tel:  +55 (11) 3544-4900

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

____________________

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)

Exhibit Number	Description of Document
1.1	Relevant Fact (Fato Relevante) dated June 13, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(b)           Not applicable.

Item 2.   Information Legends

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           Not applicable.

(3)           Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X is being filed by Tereos Internacional S.A. concurrently with this Form CB.

(2)           Not applicable.

2

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEREOS INTERNACIONAL S.A.

Dated:  June 14, 2012

By: /s/  Jacyr da Silva Costa Filho
Name:   Jacyr da Silva Costa Filho
Title:     CEO

By: /s/   Marcus Erich Thieme
Name:     Marcus Erich Thieme
Title:       IRO

Exhibit 1.1

São Paulo, June 13th, 2012

RELEVANT FACT

Corporate Reorganization of Tereos Agro-Industrie and

Proposal for Capital Increase through a Private Subscription

TEREOS INTERNACIONAL S.A. (“Tereos Internacional” or “Company”), a publicly-traded company (BM&FBOVESPA: “TERI3”), with its head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 201, 11th floor, Pinheiros, ZIP code 05426-100, with corporate taxpayer ID number [CNPJ] 11.566.501/0001-56, hereby informs its shareholders and the market in general: (i) on the corporate reorganization involving the controlling shareholder of Tereos Internacional, namely Tereos Agro-Industrie (“TAI”), and TAI’s shareholders, Tereos Participations and a group of cereal cooperatives (the “Cereal Cooperatives”), and (ii) the proposal for capital increase through a private subscription approved by the Board of Directors meeting held on June 12, 2012.

I.          Corporate Reorganization of Tereos Agro-Industrie

As indicated in the corporate chart below, TAI is the controlling shareholder of Tereos Intenacional, holding directly 83.5% of common shares and indirectly, through Tereos do Brasil, 4.5% of common shares, which amounts to 88% of the common shares issued by the Company. The capital stock of TAI is held, today, by Tereos Participations and by the Cereal Cooperatives.

On June 12, 2012, an agreement was executed providing for a direct participation in the Company to 11 Cereal Cooperatives (Theal, Noralliance Dévéloppement, Axereal, Noriap, Agrial, Comptoir Agricole d’Hochefelden, Uneal, Agralys, Epis-Centre, Acolyance, Thémis Agro-Industrie), which shall hold a total of 19.7% of Tereos Internacional common shares. Thus, the direct participation of Tereos Participations in Tereos Internacional – via TAI and Tereos do Brasil - will be reduced from 88% to 68,3% and the shares of the Cereal Cooperatives will become part of the “Free Float” of Tereos Internacional. In the new corporate structure, there will be no shareholders’ agreement, and the shares held by the Cereal Cooperatives will not be subject to any lock-up, being freely negotiable.

The chart below presents the shareholding structure of Tereos Internacional after the completion of the corporate reorganization of TAI, which is estimated to be concluded by July 9th, 2012.

Consequently, Tereos Internacional will have 30.4% of its common shares in the Free Float, while controlling shareholders will jointly hold 69,6% of total Tereos Internacional’s shares.

II.         Proposal for the Capital Increase through Private Subscription

In a meeting held on June 12, 2012, the Board of Directors approved a capital increase of Tereos Internacional through a private subscription, within the limit of the authorized capital.

The proposed capital increase will be in the minimum amount of R$252.2 million, upon the issuance of 97 million new common shares fully guaranteed by the controlling shareholder (TAI), and in the maximum amount of R$369.2 million, upon the issue of 142 million new common shares. The maximum amount takes into consideration that all the shareholders of the Company will exercise entirely their preemptive rights for the subscription of the new shares. The proceeds obtained will be used to finance already announced projects in the following proportion: (a) 1/3 for the expansion of starch production in Brazil; (b) 1/3 for the investments in starch in China; and (c) 1/3 for the investments in products diversification of the European ethanol and starch activities.

Av. Brigadeiro Faria Lima, 201 11th floor Room 111 and 112 Pinheiros São Paulo SP Zipcode 05426 – 100	Phone: +55 (11) 3544 49 00 Fax: +55 (11) 3544 49 17	2

The issue price approved in the Board of Directors meeting held on June 12, 2012 was of R$2.60 per share. Such price considers a discount of 13.1% over the average closing price of the Company's shares in the last 30 trading days at BM&FBOVESPA, between April 27, 2012 and June 11, 2012. The issue price also represents a discount of 3% compared to today’s closing price of R$2.68 per share.

Additional information to shareholders related to the subscription period and other relevant information to the capital increase process will be disclosed in the « Notice to Shareholders » which publication is scheduled to occur on June 15, 2012. The subscription period will start as from the publication of the Notice to Shareholders, opening up within 30 days for the exercise of the preemptive right, based on the shareholding position after market closes on June 14, 2012. The shares of the Company will be traded ex-subscription as from the day June 15, 2012.

FOR FURTHER INFORMATION, PLEASE CONTACT

Marcus E. Thieme Investors Relations Officer	Felipe F. Mendes Investors Relations Manager Tel: +55 (11) 3544-4900 ri@tereosinternacional.com

Important Information

This communication is for informational purposes only and is not an offer of securities or invitation to subscribe for or purchase any securities of Tereos Internacional S.A.  The securities mentioned in this communication have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tereos Internacional S.A., are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to update any of them in the light of new information or future events.

Av. Brigadeiro Faria Lima, 201 11th floor Room 111 and 112 Pinheiros São Paulo SP Zipcode 05426 – 100	Phone: +55 (11) 3544 49 00 Fax: +55 (11) 3544 49 17	3